Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

May 11, 2011

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
Emerging Markets Series
Inflation Focus Equity Series

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on April 8, 2011 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 83 on Form N-1A, filed with the SEC on February 25, 2011. PEA No. 83 was filed for the purpose of updating the Fund’s registration statement to include the Emerging Markets Series and Inflation Focus Equity Series, each a new series of the Fund.

Emerging Markets Series

1.	Comment: The expiration of the expense waiver must be at least one year from the effective date of the prospectus.

Response: Accepted. Information on the waiver, including its expiration date, appears in the section titled “Management Fees” in the back portion of the prospectus.

2.	Comment: Please provide the completed fee tables and expense projections via email.

Response: As requested, completed fee tables and expense projections were sent to Briccio Barrientos of the SEC staff.

3.	Comment: In the Principal Investment Strategies section, please add in that the 80% test applies to the Series’ net assets and borrowings for investment purposes.

Response: Accepted. Because the Series does not intend to borrow for investment purposes, we have added this language to the section titled “Investment Strategy and Goal” in the back portion of the prospectus.

4.	Comment: For the definition of an emerging market company, please remove the first part of the definition, “its principal securities trading market is in an emerging market country” because these securities may not be exposed to the risks of investing in that country.

Response: Declined. This part of the definition is similar to the criteria used for inclusion in the Series’ benchmark index, the Morgan Stanley Capital International Emerging Markets Index.

5.	Comment: For the definition of an emerging market company, please remove the third part of the definition, “organized under the laws of, or has a principal office in, an emerging market country”, because this could apply to multi-national companies that have offices in an emerging market country but don’t have a significant exposure to the emerging market country.

Response: Accepted. We have removed the third portion of the definition of an emerging market company.

6.	Comment: The Principal Investment Strategies section says that the Series may focus its investment in only a few countries. The Series should not focus without adding risk disclosure about the specific countries.

Response: At this time, the Series does not intend to focus on any one country or a few countries. Holdings will be chosen based on the investment advisor’s investment strategies and the opportunities currently present in the market. If, in the future, the Series does focus on one or a small group of countries, we will add appropriate disclosure to the prospectus.

7.	Comment: There are nine portfolio managers named. Please either disclose that they are jointly responsible or narrow the disclosure.

Response: Accepted. We have added disclosure indicating that the portfolio managers are jointly responsible in both the summary section and in the section titled “Portfolio Managers” in the back portion of the prospectus.

8.	Comment: In the tax information disclosure pursuant to Item 7 of Form N-1A in each Series’ summary section, please note that shareholders in tax deferred accounts will be subject to taxes in the future.

Response: We believe the current tax disclosure included in each Series’ summary section is consistent with Item 7 of Form N-1A. However, we have added disclosure responsive to your comment to the back portion of the prospectus in response to Item 11(f) of Form N-1A.

9.	Comment: Please remove the second paragraph in the Purchases and Sale of Series Shares section.

Response: Declined. Because we expect a majority of the assets in the Series to be investments made on behalf of discretionary account clients of the Advisor, we believe it is appropriate for this Section to address information on purchases and sales of Series shares for these accounts.

Inflation Focus Equity Series

1.	Comment: Please provide the completed fee tables and expense projections via email.

Response: As requested, completed fee tables and expense projections were sent to Briccio Barrientos of the SEC staff.

2.	Comment: In the Principal Investment Strategies section, please state whether the Series has any credit quality restrictions.

Response: Accepted. We have added disclosure indicating that the Series may invest up to 5% of its assets in debt securities rated below investment grade.

3.	Comment: Options don’t provide income as such. Accordingly, the section titled “Principal Investment Strategies” should not refer to the use of options in order to generate income for the Series.

Response: Accepted. We have revised this sentence to read as follows: When the Advisor wishes to purchase or sell a security at a specified price, it may seek to generate additional gains for the Series by writing (selling) options on the underlying security.

4.	Comment: Please add risk disclosure that inflation may not be as severe as the portfolio managers believe or they may pick stocks that don’t benefit from it.

Response: Accepted. We have added the requested disclosure.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

cc:	Briccio Barrientos, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, Inc.